As filed with the Securities and Exchange Commission on December 22, 2006

Registration File No. ____________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________

AURORA OIL & GAS CORPORATION
(Exact name of registrant as specified in its charter)

Utah	94-3035367
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan	49684
(Address of Principal Executive Offices)	(Zip Code)

Equity Compensation Plan for Non-Employee Directors
Aurora Energy Ltd. 1997 Stock Option Plan
(Full Title of the Plans)

William W. Deneau, President
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan 49684
(Name and Address of Agent for Service)

(231) 941-0073
(Telephone Number, Including Area Code, of Agent for Service)

with a copy to:

Iris K. Linder, Esq.
Fraser Trebilcock Davis & Dunlap, P.C.
124 W. Allegan, Suite 1000
Lansing, Michigan 48933
(517) 377-0803

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered (1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01	20,000 shares	(2)	$0.375		$7,500	$0.81	(7)
Common Stock, par value $0.01	100,000 shares	(3)	$3.28	(6)	$328,000	$35.10	(7)
Common Stock, par value $0.01	40,000 shares	(4)	$0.375		$15,000	$1.61	(7)
Common Stock, par value $0.01	10,000 shares	(4)	$1.250		$12,500	$1.34	(7)
Common Stock, par value $0.01	30,000 shares	(4)	$2.230		$66,900	$7.16	(7)
Common Stock, par value $0.01	30,000 shares	(4)	$2.450		$73,500	$7.87	(7)
Common Stock, par value $0.01	90,000 shares	(4)	$2.550		$229,500	$24.56	(7)
Common Stock, par value $0.01	100,000 shares	(5)	$3.28(6)		$328,000	$35.10	(7)
TOTAL:	420,000 shares					$113.55

(1)
Pursuant to Rule 416(b), there shall also be deemed covered hereby such additional securities as may result from anti-dilution adjustments under the Equity Compensation Plan for Non-Employee Directors (the "Equity Compensation Plan") and the Aurora Energy Ltd. 1997 Stock Option Plan (the "1997 Plan") (collectively, the "Plans").

(2)	Shares underlying options already granted under the Equity Compensation Plan.
(3)	Shares underlying options to be granted under the Equity Compensation Plan
(4)	Shares underlying options already granted under the 1997 Plan.
(5)	Shares underlying options to be granted under the 1997 Plan.
(6)	Based on the closing sales price of Aurora Oil & Gas Corporation’s (the “Registrant’s” or the “Company’s”) common stock on December 15, 2006.
(7)
Calculated pursuant to “Fee Rate Advisory #4 for Fiscal Year 2007”, released by the Securities and Exchange Commission (the “Commission”) on November 17, 2006, and Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

This Registration Statement is filed pursuant to General Instruction E to Form S-8 under the Securities Act with respect to 420,000 additional shares of the Registrant’s common stock that may be issued pursuant to the Plans, which obligations are in addition to the 9,589,496 shares already registered on the Registrant’s Registration Statements on Form S-8 filed with the Commission on May 15, 2006 (file number 333-134119), the contents of which are incorporated herein by reference.

This Registration Statement also includes a reoffer prospectus (the "Prospectus"). The Prospectus may be utilized for reofferings and resales on a continuous or a delayed basis in the future of up to 20,000 shares of common stock that constitute "restricted securities" which have been issued prior to or issuable after the filing of this Registration Statement. The Prospectus does not contain all of the information included in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

PART I.

SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to participants in the Plans as specified by Rule 428(b)(1) under the Securities Act. Such documents are not required to be, and are not being, filed by the Registrant with the Commission, either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. Such documents, together with the documents incorporated by reference herein pursuant to Item 3 of Part II of this Registration Statement on Form S-8, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees pursuant to Rule 428(b), or additional information about the Plans are available without charge by contacting:

Ellen Merillat
Administrator - Human Resources
Aurora Oil & Gas Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, MI 49684

AURORA OIL & GAS CORPORATION

20,000 Shares of Common Stock

This Prospectus relates to the reoffer and resale by Mr. Gary J. Myles, (the "Selling Shareholder") of shares of our common stock (the "Shares") that were issued by us upon the exercise of stock options granted under the Equity Compensation Plan. We will not receive any of the proceeds from sales of the Shares by the Selling Shareholder. The Selling Shareholder (and his donees and pledgees) may offer from time to time the issued Shares through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as he may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See "Plan of Distribution" beginning on page 17. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions and similar selling expenses, if any, attributable to the offer or sale of the Shares will be borne by the Selling Shareholder (or his donees and pledgees).

Our common stock is traded on the American Stock Exchange ("AMEX") under the symbol "AOG" On December 15, 2006, the last reported bid price of our common stock on AMEX was $3.28 per share.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 1 to read about certain risks you should consider before buying shares of the Company’s common stock.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Our principal executive offices are located at 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan 49684. Our telephone number is (231) 941-0073.

The date of this Prospectus is December 22, 2006

Table Of Contents

RISK FACTORS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	11
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
THE COMPANY	13
USE OF PROCEEDS	14
DIVIDEND POLICY	14
SELLING SHAREHOLDER	14
PLAN OF DISTRIBUTION	16
LEGAL MATTERS	17
EXPERTS	17
WHERE YOU CAN FIND MORE INFORMATION ABOUT US	17
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	17

You should rely only on the information contained in this Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Shareholder is prohibited from making an offer to sell the Shares in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only, regardless of the time of delivery of this Prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Except as otherwise indicated or required by the context, references in this Prospectus to "we", "us," "our" or the "Company" refer to Aurora Oil & Gas Corporation and its subsidiaries. The term "you" refers to a prospective investor.
v

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this Prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our Company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our Company.

RISKS RELATED TO OUR BUSINESS

Natural gas prices are volatile. A substantial decrease in natural gas prices would significantly affect our business and impede our growth.

Our revenues, profitability and future growth depend upon prevailing natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. Lower prices may also reduce the amount of natural gas that we can economically produce. It is possible that prices will be low at the time periods in which the wells are most productive, thereby reducing overall returns. It is possible that prices will drop so low that production will become uneconomical. Ongoing production costs that will continue include equipment maintenance, compression and pumping costs. If production becomes uneconomical, we may decide to discontinue production until prices improve.

Prices for natural gas fluctuate widely. For example, from January 1, 2006 to October 19, 2006, natural gas prices quoted for the near month NYMEX contract have ranged from a low of $4.05 per mmbtu to a high of $11.38 per mmbtu. The prices for natural gas are subject to a variety of factors beyond our control, including:

• the level of consumer product demand;
• weather conditions;
• domestic and foreign governmental regulations;
• the price and availability of alternative fuels;
• political conditions in oil and natural gas producing regions;
• the domestic and foreign supply of oil and natural gas;
• speculative trading and other market uncertainty; and
• worldwide economic conditions.

The failure to develop reserves could adversely affect our production and cash flows.

Our success depends upon our ability to find, develop or acquire natural gas reserves that are economically recoverable. We will need to conduct successful exploration or development activities or acquire properties containing proved reserves, or both. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to expand our natural gas reserves from cash flows, and external sources of capital may be limited or unavailable. Our drilling activities may not result in significant reserves, and we may not have continuing success drilling productive wells. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations in which proved reserves have not been discovered. Additionally, while our revenues may increase if prevailing gas prices increase significantly, our finding costs for reserves also could increase, and we may not be able to finance additional exploration or development activities.

We may have difficulty financing our planned growth.

We have incurred and expect to continue to incur substantial capital expenditures and working capital needs, particularly as a result of our property acquisition and development drilling activities. We will require substantial additional financing, in addition to the proceeds from this offering and the cash generated from our operations, to fund our planned growth. Additional financing may not be available to us on acceptable terms or at all. If additional capital resources are unavailable, we may be forced to curtail our acquisition, development drilling and other activities or to sell some of our assets on an untimely or unfavorable basis.

Most of our current development activity and producing properties are located in Michigan and Indiana, making us vulnerable to risks associated with operating in this region.

Our current development activity is concentrated in Michigan and Indiana, and our currently producing properties are located primarily in a six-county area in Michigan. As a result, we may be disproportionately exposed to the impact of drilling and other delays or disruptions of production from this region caused by weather conditions, governmental regulation, lack of field infrastructure, or other events which impact this area. In addition, a majority of our leaseholds held for development is located in the more untested New Albany shale play/trend.

Our potential drilling locations comprise an estimation of part of our future drilling plans over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

As of September 30, 2006, we had approximately 2,768 net potential drilling locations to be included in our future multi-year drilling activities on our existing acreage. These drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including the availability of capital, construction of infrastructure, seasonal conditions, regulatory approvals, natural gas prices, costs and drilling results. Because of these uncertainties, we do not know if our numerous potential drilling locations will ever be drilled or if we will be able to produce natural gas from these or any other potential drilling locations, which could materially affect our business.

We may continue to incur losses.

We reported a net loss for the years ended December 31, 2005 and 2004, and the nine months ended September 30, 2006. We also expect to report a net loss in the fourth quarter of 2006. There is no assurance that we will be able to achieve and maintain profitability.

We do not operate a substantial amount of our properties.

We conduct much of our oil and natural gas exploration, development and production activities in joint ventures with others. In some cases, we act as operator and retain significant management control. In other cases, we have reserved only an overriding royalty interest and have surrendered all management rights. In still other cases, we have reserved the right to participate in management decisions, but do not have ultimate decision-making authority. As of September 30, 2006, we operated 36% of our wells. As a result of these varying levels of management control, for those properties that we do not operate, we have no control over:

• the number of wells to be drilled;
• the location of wells to be drilled;
• the timing of drilling and re-completing of wells;
• the field company hired to drill and maintain the wells;
• the timing and amounts of production;
• the approval of other participants in drilling wells;
• development and operating costs;
• capital calls on working interest owners; and
• pipeline nominations.

These and other aspects of the operation of our properties and the success of our drilling and development activities will in many cases be dependent on the expertise and financial resources of our joint venture partners and third-party operators.

We may be unable to make acquisitions of producing properties or prospects or successfully integrate them into our operations.

Acquisitions of producing properties and undeveloped oil and natural gas leases have been an essential part of our long-term growth strategy. As of September 30, 2006, we had acquired approximately 1,119,085 (633,350 net) acres with 105 bcfe in net proved reserves at June 30, 2006. We may not be able to identify suitable acquisitions in the future or to finance these acquisitions on favorable terms or at all. In addition, we compete against other companies for acquisitions, many of whom have substantially greater managerial and financial resources than we have. The successful acquisition of producing properties and undeveloped natural gas leases requires an assessment of the properties’ potential natural gas reserves, future natural gas prices, development costs, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact and their accuracy inherently uncertain. Such a review may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geological characteristics or geographic location than existing properties. Our acquisitions may not be integrated successfully into our operations and may not achieve desired profitability objectives. For example, we recently closed on the acquisition of all of the assets of Bach Enterprises, Inc. (or Bach) and certain of its affiliates. Bach Enterprises, Inc. is an oil and natural gas services company whose services include building compressors, CO-2 removal, pipelining and facility construction. Although the Bach acquisition will be operated separately from our current production operations, we have no prior experience in the management of such a service company, and may encounter issues that prevent us from successfully integrating it as part of our business.

We may lose key management personnel.

Our current management team has substantial experience in the oil and natural gas business. We only have an employment agreement with one member of our management team. The loss of any of these individuals could adversely affect our business. If one or more members of our management team dies, becomes disabled or voluntarily terminates employment with us, there is no assurance that a suitable or comparable replacement will be found.

Much of our proved reserves are not yet generating production revenues.

Of our proved natural gas reserves in Antrim shale projects as of June 30, 2006, 57% are classified as proved developed producing, 13% are classified as proved developed non-producing, and 30% are classified as proved undeveloped.

You should be aware that our ability to convert proved reserves into revenues is subject to certain limitations, including the following:

•	Reserves characterized as proved developed producing reserves may be producing predominantly water and generate little or no production revenue;

•
Production revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, after we have installed supporting infrastructure or taken other necessary steps. It will be necessary to incur additional capital expenditures to install this required infrastructure;

•
Production revenues from estimated proved undeveloped reserves will not be realized until after such time, if ever, as we make significant capital expenditures with respect to the development of such reserves, including expenditures to fund the cost of drilling wells, dewatering the wells, and building the supporting infrastructure; and

•
The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of the costs associated with developing these reserves in accordance with industry standards, no assurance can be given that our estimates of capital expenditures will prove accurate, that our financing sources will be sufficient to fully fund our planned development activities, or that development activities will be either successful or in accordance with our schedule. We cannot control the performance of our joint venture partners on whom we depend for development of a substantial number of properties in which we have an economic interest and which are included in our reserves. Further, any significant decrease in oil and gas prices or any significant increase in the cost of development could result in a significant reduction in the number of wells drilled. No assurance can be given that any wells will yield commercially viable quantities.

The oil and natural gas reserve data included in this document are estimates based on assumptions that may be inaccurate and existing economic and operating conditions that may differ from future economic and operating conditions.

Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based upon assumptions that may vary considerably from actual results. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. Information regarding discounted future net cash flows should not be considered as the current market value of the estimated oil and natural gas reserves that will be attributable to our properties. Examples of items that may cause our estimates to be inaccurate include, but are not limited to, the following:

•
The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower;

•	Because we have limited operating cost data to draw upon, the estimated operating costs used to calculate our reserve values may be inaccurate;

•
Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation;

•
The reserve report for our Michigan Antrim properties assumes that production will be generated from each well for a period of 40 years. Because production is expected for such an extended period of time, the probability is enhanced that conditions at the time of production will vary materially from the current conditions used to calculate future net cash flows; and

•
The 10% discount factor, which is required by the Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69 to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks that will be associated with our operations or the oil and natural gas industry in general.

Our drilling activities may be unsuccessful.

We cannot predict prior to drilling and testing a well whether the well will be productive or whether we will recover all or any portion of our investment in the well. Our drilling for natural gas may involve unprofitable efforts, not only from dry holes but from wells that are productive but do not produce sufficient quantities to cover drilling and completion costs and are not economically viable. Our efforts to identify commercially productive reservoirs, such as studying seismic data, the geology of the area and production history of adjoining fields, do not conclusively establish that natural gas is present in commercial quantities. If our drilling efforts are unsuccessful, our profitability will be adversely affected. For the 21-month period ending September 30, 2006, approximately 4.5% of the gross wells we drilled were unsuccessful.

Production levels cannot be predicted with certainty.

Until a well is drilled and has been in production for a number of months, we will not know what volume of production we can expect to achieve from the well. Even after a well has achieved its full production capacity, we cannot be certain how long the well will continue to produce or the production decline that will occur over the life of the well. Estimates as to production volumes and production life are based on studies of similar wells (of which there are relatively few in the New Albany play) and, therefore, are speculative and not fully reliable. As a result, our revenue budgets for producing wells may prove to be inaccurate.

Drilling and production delays may occur.

In order to generate revenues from the sale of oil and natural gas production from new wells, we must complete significant development activity. Delay in receiving governmental permits, adverse weather, a shortage of labor or parts, and/or dewatering time frames may cause delays, as discussed below. These delays will result in delays in achieving revenues from these new wells.

Oil and natural gas producers often compete for experienced and competent drilling, completion and facilities installation vendors and production laborers. The unavailability of experienced and competent vendors and laborers may cause development and production delays.

From time to time, vendors of equipment needed for oil and natural gas drilling and production become backlogged, forcing delays in development until suitable equipment can be obtained.

For each new well, before drilling can commence, we will have to obtain a drilling permit from the state in which the well is located. We will also have to obtain a permit for each salt water disposal well. It is possible that for reasons outside of our control, the issuance of the required permits will be delayed, thereby delaying the time at which production is achieved. We have recently experienced a delay in receiving permits from the State of Michigan, Department of Environmental Quality ("DEQ"), for drilling horizontal wells, while the DEQ further reviews this drilling methodology. As a result of these delays, we have had to defer the drilling of certain wells in the Antrim shale until the review by the DEQ is completed and permits are issued. The DEQ has also recently forced producers to discontinue operations in certain areas of the Michigan Antrim so that the DEQ can inspect the salt water disposal wells operated in those areas. We have no control over this type of regulatory delay.

Adverse weather may foreclose any drilling or development activity, forcing delays until more favorable weather conditions develop. This is more likely to occur during the winter and spring months, but can occur at other times of the year.

Different natural gas reservoirs contain different amounts of water. The actual amount of time required for dewatering with respect to each well cannot be predicted with accuracy. The period of time when the volume of gas that is produced is limited by the dewatering process may be extended, thereby delaying revenue production.

Pipeline capacity may be inadequate.

Because of the nature of natural gas development, there may be periods of time when pipeline capacity is inadequate to meet our gas transportation needs. It is often the case that as new development comes online, pipelines are close to or at capacity before new pipelines are built. During periods when pipeline capacity is inadequate, we may be forced to reduce production or incur additional expense as existing production requires additional compression to enter existing pipelines.

Our reliance on third parties for gathering and distribution could curtail future exploration and production activities.

The marketability of our production will depend on the proximity of our reserves to, and the capacity of, third party facilities and services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or insufficient capacity of these facilities and services could force us to shut-in producing wells, delay the commencement of production, or discontinue development plans for some of our properties, which would adversely affect our financial condition and performance.

There is a potential for increased costs.

The oil and natural gas industry has historically experienced periods of rapidly increasing drilling and production costs, frequently during times of increased drilling activities. If significant cost increases occur with respect to our development activity, we may have to reduce the number of wells we drill, which may adversely affect our financial performance.

We may incur compression difficulties and expense.

As production of natural gas increases, more compression is generally required to compress the production into the pipeline. As more compression is required, production costs increase, primarily because more fuel is required in the compression process. Furthermore, because compression is a mechanical process, a breakdown may occur that will cause us to be unable to deliver natural gas until repairs are made.

We may not have good and marketable title to our properties.

It is customary in the oil and natural gas industry that upon acquiring an interest in a non-producing property, only a preliminary title investigation is done at that time and that a drilling title opinion is done prior to the initiation of drilling, neither of which can substitute for a complete title investigation. We have followed this custom to date and intend to continue to follow this custom in the future. Furthermore, title insurance is not available for mineral leases, and we will not obtain title insurance or other guaranty or warranty of good title. If the title to our prospects should prove to be defective, we could lose the costs that we have incurred in their acquisition or incur substantial costs for curative title work.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors.

We compete with major and independent oil and natural gas companies for property acquisitions and for the equipment and labor required to develop and operate these properties. Most of our competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to complete transactions in this highly competitive environment.

Oil and natural gas operations involve various operating risks.

The oil and natural gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks. Personal injuries, damage to property and equipment, reservoir damage, or loss of reserves may occur if such a catastrophe occurs, any one of which could cause us to experience substantial losses. In addition, we may be liable for environmental damage caused by previous owners of properties purchased or leased by us.

Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our natural gas and crude oil. Production from natural gas wells in many geographic areas of the United States, including Louisiana and Texas, has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of natural gas in areas where our operations will be conducted. If so, it is possible that there will be no market or a very limited market for our production.

As a result of operating hazards, regulatory risks and other uninsured risks, we could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for exploration, development or acquisitions.

We may lack insurance that could lower risks to our investors.

We have procured insurance policies for general liability, property/pollution, well control and director and officer liability in amounts considered by management to be adequate, as well as a $20 million excess liability umbrella policy. Nonetheless, the policy limits may be inadequate in the case of a catastrophic loss, and there are some risks that are not insurable. We have limited business interruption insurance. An uninsured loss could adversely affect our financial performance.

Our credit facilities have operating restrictions and financial covenants that limit our flexibility and may limit our borrowing capacity; needed increases in borrowing capacity may not be available.

As of October 13, 2006, our outstanding debt includes a senior credit facility with a current approved borrowing base of $50 million, all of which is currently drawn, a mezzanine financing facility with a current approved borrowing base of $50 million, of which $40 million is currently drawn, and a $5 million revolving line of credit, of which $3.6 million is currently drawn. Our mezzanine credit facility limits the amount of earnings from production that are available to us with regard to the properties pledged as collateral on the loan. All of our credit facilities, other than our office mortgage loan, have operational restrictions and credit ratio compliance requirements that limit our flexibility. If the ratio requirements are not satisfied, curative action may be required, such as repaying a part of the outstanding principal or pledging more assets as collateral, and we will be unable to draw more funds to use in development.

The value of the assets pledged as collateral under our senior credit facility and mezzanine financing facility will depend on the then current commodity prices for natural gas. If prices drop significantly, we may have trouble satisfying the ratio covenants of these credit facilities. As noted above, oil and natural gas prices are volatile. The value of the stock pledged to support the guaranty of our revolving line of credit is tied to the price at which our stock is trading. We will be unable to control this variable.

In order to execute our current development plan we will need to increase our credit availability as we add proved reserves. If we are unable to convert our assets to proved reserves at our planned pace, or if the value of our proved reserves drops as described above, we may be unable to increase our available credit as needed. Furthermore, any increases to our available credit will be entirely within the discretion of our lenders and may not be available to us even if we are successful in increasing the value of our proved reserves.

If we are unable to make use of our credit facilities, it may be difficult to find replacement sources of financing to use for working capital, capital expenditures, drilling, technology purchases or other purposes. Even if replacement financing is available, it may be on less advantageous terms than the current credit facilities. If we are unable to obtain increases in our borrowing capacity as needed, we may be unable to execute our development plan as described in this Prospectus.

We have hedged and may continue to hedge a portion of our production, which may result in our making cash payments or prevent us from receiving the full benefit of increases in prices for oil and natural gas.

In order to reduce our exposure to short-term fluctuations in the price of oil and natural gas, and in some cases as required by our lenders, we periodically enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil and natural gas prices. Such hedging arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected, our customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, our hedging arrangements may limit the benefit to us of increases in the price of oil and natural gas.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2007. Section 404 requires that we document and test our internal controls over financial reporting and issue management’s assessment of our internal controls over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We will be required to evaluate our existing controls against the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance significantly exceed our current expectations, our results of operations could be materially affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Oil and gas operations are subject to various federal, state and local government laws and regulations, which may be changed from time to time in response to economic or political conditions. Matters that are typically regulated include:

• discharge permits for drilling operations;
• drilling bonds;
• reports concerning operations;
• spacing of wells;
• unitization and pooling of properties;
• environmental protection; and
• taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity to conserve supplies of natural gas and crude oil. We also are subject to changing and extensive tax laws, the effects of which we cannot predict.

The development, production, handling, storage, transportation and disposal of natural gas and crude oil, by-products and other substances and materials produced or used in connection with oil and natural gas operations are subject to laws and regulations primarily relating to protection of human health and the environment. The discharge of natural gas, crude oil or pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may result in the assessment of civil or criminal penalties or require us to incur substantial costs of remediation.

Legal and tax requirements frequently are changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, could harm our business, results of operations and financial condition.

RISKS RELATED TO THE OWNERSHIP OF OUR STOCK

We may experience volatility in our stock price.

Since January 1, 2006, our stock has traded as high as $7.44 per share and as low as $2.60 per share. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

• changes in natural gas prices;
• changes in the natural gas industry and the overall economic environment;
• quarterly variations in operating results;
• changes in financial estimates by securities analysts;
• changes in market valuations of other similar companies;
•  announcements by us or our competitors of new discoveries or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;
• additions or departures of key personnel;
• any deviations in net sales or in losses from levels expected by securities analysts; and
• future sales of our common stock.

In addition, the stock market from time to time experiences extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

A small number of existing shareholders control us and we do not have cumulative voting.

In connection with the closing of the merger of Cadence Resources Corporation and Aurora Energy, Ltd. ("Aurora"), certain of our shareholders, including certain former Aurora shareholders who became shareholders of us in connection with the merger, executed and delivered voting agreements pursuant to which they agreed, until October 31, 2008, to vote their shares of our common stock in favor of (i) five directors designated by William W. Deneau, who were initially William W. Deneau, Earl V. Young, Gary J. Myles, Richard Deneau, and Ronald E. Huff; and (ii) two directors designated by William W. Deneau from among our board of directors immediately before the closing of the merger, who were initially Howard Crosby and Kevin Stulp. In addition, these shareholders agreed to vote all of their shares of common stock to ensure that the size of our board of directors will be set and remain at seven directors. After recent amendments to the voting agreements, an aggregate of 11,702,580 shares, approximately 11% of our outstanding shares reflected in our most recent Form 10-QSB filing, are subject to these voting agreements. Also in connection with the closing of the merger, certain of our shareholders executed and delivered irrevocable proxies naming William W. Deneau and Lorraine King as proxies to vote their shares through October 31, 2008 in the manner determined by such proxies. An aggregate of approximately 10.8 million shares of our common stock held by such shareholders was subject to these proxies at June 30, 2006. These provisions will limit our other shareholders’ ability to influence the outcome of shareholder votes including votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions through October 31, 2008.

Our shareholders do not have the right to cumulative voting in the election of our directors. Cumulative voting, in some cases, could allow a minority group to elect at least one director to our board. Because there is no provision for cumulative voting, a minority group will not be able to elect any directors. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the members of our board of directors.

Our articles of incorporation contain provisions that discourage a change of control.

Our articles of incorporation contain provisions that could discourage an acquisition or change of control without our board of directors’ approval. Our articles of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to our shareholders.

You may experience dilution of your ownership interests due to the future issuance of shares of our common stock, which could have an adverse effect on our stock price.

We may, in the future, issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present shareholders and purchasers of common stock offered in this Prospectus. Our authorized capital stock consists of 250,000,000 shares of common stock and 20,000,000 shares of preferred stock with such designations, preferences and rights as may be determined by our board of directors. As reflected in our most recent Form 10-QSB, filed with the Commission on November 14, 2006, 103,062,966 shares of common stock were outstanding. We have currently reserved 8,000,000 shares of common stock for future issuance to employees as restricted stock or stock option awards pursuant to our 2006 Stock Incentive Plan, of which stock grants and options to purchase a total of 2,467,500 shares have already been awarded, and 5,532,500 shares remain available for future awards. We also have other warrants and options outstanding which may be exercised for an additional 4,417,776 aggregate shares of our common stock. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, private placements of our securities for capital raising purposes, or for other business purposes. Future sales of substantial amounts of our common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.

We have three shelf registration statements that are currently effective, which together have registered almost 40 million shares of common stock for resale. The sale of a large number of shares of our common stock pursuant to the resale registration statements, the perception that any such sale might occur, or the issuance of a large number of shares of our common stock in connection with future acquisitions, equity financings or otherwise, could cause the market price of our common stock to decline significantly. As reflected in our most recent Form 10-QSB, filed with the Commission on November 14, 2006, we will have approximately 103.1 million shares of common stock issued and outstanding, including approximately 12.7 million shares of our common stock held or controlled by our executive officers and directors. Of those 12.7 million shares, 8.6 million are subject to lock-up agreements through October 31, 2008, 0.7 million are eligible for resale on an S-8 registration statement, and the balance are or will be eligible for sale under Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), after the expiration of the 90-day lock-up period that is applicable to our executive officers, directors and certain of our shareholders. In addition, the remaining 3.75 million shares retained by Rubicon Master Fund will be subject to lock-up until January 31, 2007. On May 15, 2006, we filed an S-8 registration statement with the Commission providing for the registration of 9,589,496  shares of our common stock issued or reserved for issuance under our employee plans. Within that filing, we registered 659,996 shares owned or controlled by our executive officers and directors for resale, and the balance of these shares are eligible for resale under Rule 144 after the expiration of the 90-day lock-up period that is applicable to our executive officers, directors and certain of our stockholders. All of the shares of common stock sold under this Registration Statement will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" (within the meaning of Rule 144) at the time this Registration Statement is deemed effective.

We do not intend to pay, and are prohibited from paying, any dividends on our common stock.

We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. In addition, the declaration and payment of any dividends on our common stock is prohibited by the terms of certain of our credit facilities so long they are in effect. Our senior credit facility terminates on the earlier of January 31, 2010 or 91 days prior to the maturity of our mezzanine credit facility; however, prior to that time we may enter into a new credit facility or other contractual arrangement that further restricts our ability to pay dividends.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this Prospectus as of their respective dates:

•	the Company’s annual report on Form 10-KSB (File No. 000-25170) for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006;

•	the Company's quarterly reports on Form 10-QSB:

(i)	for the period ended March 31, 2006, as filed with the Commission on May 18, 2006, and amended by Forms 10-QSB/A dated October 18, 2006 and October 31, 2006;

(ii)	for the period ended June 30, 2006, as filed with the Commission on August 7, 2006, and amended by Forms 10-QSB/A dated October 18, 2006 and October 31, 2006; and

(iii)	for the period ended September 30, 2006, as filed with the Commission on November 14, 2006.

•
the Company’s current reports on Form 8-K (File No. 000-25170) filed with the Commission on January 17, 2006, January 20, 2006, January 23, 2006, February 3, 2006, February 3, 2006, February 6, 2006, February 6, 2006, February 8, 2006, February 10, 2006, February 13, 2006, February 15, 2006, February 15, 2006, February 16, 2006, March 2, 2006, March 28, 2006, April 3, 2006, April 14, 2006, April 19, 2006, May 23, 2006, June 6, 2006, June 22, 2006, July 14, 2006, July 19, 2006, July 19, 2006, October 12, 2006, November 2, 2006, November 8, 2006, November 13, 2006, and November 15, 2006;

•
the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 10 filed with the Commission on November 22, 1994, including any amendment or report filed for the purpose of updating such description;

•	All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by Company’s Annual Report on Form 10-KSB referred to above; and

•
The description of the Company’s common stock, contained in the Registrant’s Registration Statements on Form SB-2 (Registration No. 333-137176) dated September 8, 2006 (as amended by Forms SB-2/A dated October 18, 2006, October 19, 2006, October 27, 2006, and October 30, 2006), and Form 8-A dated May 22, 2006, including any amendments or reports filed for the purpose of updating that description.

All documents filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modi-fied or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to Ellen Merillat, Aurora Oil & Gas Corporation, 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan 49684. Our telephone number is (231) 941-0073.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, supplements to this Prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document or may be "incorporated by reference" to other documents we have filed with the Commission. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "intends," or similar expressions used in this Prospectus, supplements to this Prospectus or documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the factors discussed above in the section entitled "Risk Factors" and the following:

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;
•	uncertainties about the estimates of reserves;
•	our ability to increase our production and oil and natural gas income through exploration and development;
•	the number of well locations to be drilled and the time frame within which they will be drilled;
•	the timing and extent of changes in commodity prices for crude oil and natural gas;
•	domestic demand for oil and natural gas;
•	drilling and operating risks;
•	the availability of equipment, such as drilling rigs and transportation pipelines;
•	changes in our drilling plans and related budgets;
•	the adequacy of our capital resources and liquidity including, but not limited to, access to additional borrowing capacity; and
•	other factors discussed under “Risk Factors.”

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this Prospectus or supplements to this Prospectus or, in the case of documents incorporated by reference, as of the date of such document.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this Prospectus or supplements to this Prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

THE COMPANY

We are a growing independent energy company focused on the exploration, exploitation, and development of unconventional natural gas reserves. Our unconventional natural gas projects target shale plays where large acreage blocks can be easily evaluated with a series of low cost test wells. Shale plays tend to be characterized by high drilling success and relatively low drilling costs when compared to conventional exploration and development plays. Our project areas are focused in the Antrim shale of Michigan and New Albany shale of Southern Indiana and Western Kentucky.

We commenced operations in 1969 to explore and mine natural resources under the name Royal Resources, Inc. In July 2001, we reorganized our business to pursue oil and natural gas exploration and development opportunities and changed our name to Cadence Resources Corporation. We acquired Aurora on October 31, 2005 through the merger of our wholly-owned subsidiary with and into Aurora. The acquisition of Aurora was accounted for as a reverse merger, with Aurora being the acquiring party for accounting purposes. The Aurora executive management team also assumed management control at the time the merger closed, and we moved our corporate offices to Traverse City, Michigan.

As a result of the reverse merger, the historical financial statements presented for periods prior to the acquisition date are the financial statements of Aurora. The operations of the former Cadence Resources Corporation have been included in the financial statements from the date of acquisition. Effective May 11, 2006, Cadence Resources Corporation amended its articles of incorporation to change its name to Aurora Oil & Gas Corporation.

Our revenue, profitability and future rate of growth are substantially dependent on our ability to find, develop and acquire natural gas reserves that are economically recoverable based on prevailing prices of natural gas and oil. Historically, the energy markets have been very volatile and it is likely that oil and natural gas prices will continue to be subject to wide fluctuations in the future. A substantial or extended decline in natural gas and oil prices could have a material adverse effect on our financial position, results of operations, cash flows, access to capital and on the quantities of natural gas and oil that can be economically produced.

BUSINESS STRATEGY

Our strategy is to maximize shareholder value by leveraging our significant acreage position. As an early stage developer of properties, we anticipate that reserve growth will be our initial focus followed in a few years by a more traditional balance between reserve and production growth. The principal elements of our strategy to maximize shareholder value are:

Generate growth through drilling. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We believe the experience and expertise of our management and technical teams enables us to identify, evaluate and develop natural gas projects. We anticipate the substantial majority of our future capital expenditures will be directed toward the drilling of wells, although we expect to continue to acquire additional leasehold interests. Initially, we anticipate reserve growth will be our primary focus with a more balanced reserve and production growth profile as we continue to execute our growth strategy.

Focus on lower risk shale development projects, with selective expenditures outside our focus areas. Most of our acreage in the Antrim and New Albany shale contains lower risk unconventional natural gas development plays, including 592,321 net leasehold acres on which we have identified approximately 2,768 net potential drilling locations. In the Antrim shale play there have been over 8,000 wells drilled since the inception of the play with a historic success rate of approximately 95%. The New Albany shale play is an emerging play without the history of the Antrim shale play, but we believe it will have similar success characteristics to the Antrim shale play. We believe that by focusing our drilling budget on development oriented activities in our shale areas in the short run, we can maintain high drilling success rates yielding attractive rates of return. We anticipate committing a small portion of our drilling budget to locations outside of our shale project areas to continually evaluate and test new areas for exploration and development potential.

Employ leading edge technologies to grow reserves and production and enhance returns. We employ several leading edge technologies in the drilling, completion and development of our natural gas reserves. For example, our employees have developed and implemented a low pressure natural gas production system to increase the estimated recoverable reserves and improve production rates of shale-oriented natural gas. We have installed several low pressure, small modular style compression facilities in our Antrim shale play. We believe this system has reduced development costs, increased production rates, extended the commercial life of existing wells and increased the total amount of reserves ultimately recoverable from each well bore when compared to the high pressure, large compression facilities that are typically used in the Antrim shale play. We believe this innovative system gives us a competitive advantage compared to other operators in the area.

Manage costs by maximizing operational control. We seek to exert control over our exploration, exploitation and development activities. As the operator of our projects, we have greater control over the amount and timing of the expenditures associated with those activities. As we manage our growth, we are focused on reducing lease operating expenses, general and administrative costs and finding and development costs on a per mcfe basis. As of September 30, 2006, we operated 36% of our completed wells. We believe this percentage will continue to increase as we plan to operate approximately 49% of our wells drilled in 2007.

Pursue complementary leasehold interest and property acquisitions. We intend to use our experience and regional expertise to supplement our drilling strategy with complementary leasehold interest and property acquisitions.

USE OF PROCEEDS

The Selling Shareholder is selling all of the Shares covered by this Prospectus for his own account. Accordingly, we will not receive any of the proceeds from the resale of the Shares. We will receive proceeds from the exercise of the options, which results in the issuance of the shares registered under this Registration Statement. We will use such net proceeds, if any, for general corporate purposes and working capital. We have agreed to bear the expenses relating to the registration of the Shares, other than brokerage commissions and expenses, if any, which will be paid by the Selling Shareholder.

DIVIDEND POLICY

There have been no cash dividends declared on our common stock since we were formed. Dividends are declared at the sole discretion of our board of directors. It is not anticipated that any dividends will be declared for the foreseeable future on our common stock.

SELLING SHAREHOLDER

This Prospectus relates to shares of common stock that were acquired by the Selling Shareholder pursuant to the Equity Compensation Plan.

Executive officers and directors, their family members, trusts for their benefit, or entities that they own, that acquire common stock under the Equity Compensation Plan and the 1997 Plan may be added to the selling shareholders list below by a prospectus supplement filed with the Commission. The number of shares to be sold by a selling shareholder under this Prospectus also may be increased or decreased by a prospectus supplement. Although a person’s name may be included in the table below, neither the Company nor the named person are making an admission that the named person is our "affiliate."

The following table sets forth: (i) the number of shares of our common stock beneficially owned by the Selling Shareholder at December 15, 2006, (ii) the number of shares of our common stock to be offered for resale by the Selling Shareholder (i.e. the number of shares underlying all stock options held by the Selling Shareholder, whether vested or unvested) and (iii) the number and percentage of shares of our common stock to be held by the Selling Shareholder after completion of the offering:

Unless otherwise specified, the address of each of the persons set forth below is in care of Aurora Oil & Gas Corporation, 4110 Copper Ridge Drive, Suite 100, Traverse City, Michigan, 49684.

Name of Selling Shareholder	Shares of Common Stock Owned Prior to Offering	Shares of Common Stock to be Sold	Shares of Common Stock Owned after Offering(2)
			Number	Percent

Gary J. Myles(1)	308,798	20,000	288,798	*
_______________________________
*	Less than 1%.

(1)	Director of the Company.

(2)
Assumes (i) that all shares of common stock registered hereunder are sold, and (ii) total issued and outstanding shares of common stock of (A) 94,565,017, plus (B) for each selling shareholder, the number of shares of common stock registered hereunder.

PLAN OF DISTRIBUTION

The Selling Shareholder may, from time to time, sell any or all of the Shares on any stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholder may use any one or more of the following methods when selling the Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell the Shares under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

Our Insider Trading Policy prohibits individuals who are directors, officers or employees of the Company from trading in any interest or position relating to the future price of our securities, such as a put, call or short sale. To the extent that the selling shareholder is no longer an officer, director or employee, it is possible that the Selling Shareholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of the Shares, from the purchaser) in amounts to be negotiated. The Selling Shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of the Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of the Shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The Selling Shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3), or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this Prospectus.

The Selling Shareholder also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the Shares from time to time under this Prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this Prospectus.

The Selling Shareholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the purchased Shares may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Shareholder has advised us that he has acquired the Shares in the ordinary course of business and has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the Selling Shareholder. If we are notified by any Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, and if we are required to do so, we will file a supplement to this Prospectus. If the selling shareholders use this Prospectus for any sale of the Shares, they will be subject to the Prospectus delivery requirements of the Securities Act.

We are required to pay all fees and expenses incident to the registration of the Shares. We have agreed to indemnify the Selling Shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the Selling Shareholder.

LEGAL MATTERS

The validity of the shares of common stock offered in this Prospectus has been passed upon for us by Fraser Trebilcock Davis & Dunlap, P.C., 124 West Allegan, Suite 1000, Lansing, Michigan 48933.

EXPERTS

Our financial statements for the years ended December 31, 2005 and 2004 incorporated by reference in the Annual Report on Form 10-KSB for the year ended December 31, 2005 have been so incorporated in reliance on a report of the accounting firm of Rachlin Cohen & Holtz, LLP, independent registered public accounting firm. Our financial statements are incorporated by reference in this prospectus in reliance upon the said report, given upon such firm’s authority as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the Commission a Registration Statement on Form S-8, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This Prospectus does not contain all the information contained in the Registration Statement. For further information with respect to us and the Shares that may be sold pursuant to this Prospectus, we refer you to the Registration Statement and its accompanying exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the Registration Statement because those statements are qualified in all respects by reference to those exhibits.

We are subject to the information and reporting requirements of the Exchange Act and file annual, quarterly, and current reports, proxy statements, and other information with the Commission. You may read and copy all or any portion of the Registration Statement or any reports, statements or other information that we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Registration Statement can also be reviewed by accessing the Commission’s Internet site at http://www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

In accordance with Utah law, our articles of incorporation eliminate or limit the liability of any of our directors to us or to our shareholders for monetary damages for any action taken or any failure to take any action as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the corporation or the shareholders; (c) specified unlawful distributions; or (d) an intentional violation of criminal law.

In addition, in Utah, unless a corporation's articles of incorporation provide otherwise:

(1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, to the same extent as a director of the corporation;

(2)  the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Our officers and directors are accountable to us as fiduciaries, which mean they are required to exercise good faith and fairness in all dealings affecting us. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to us, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in us in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

•	the Company’s annual report on Form 10-KSB (File No. 000-25170) for the fiscal year ended December 31, 2005 filed with the Commission on March 31, 2006;

•	the Company's quarterly reports on Form 10-QSB:

(i)	for the period ended March 31, 2006, as filed with the Commission on May 18, 2006, and amended by Forms 10-QSB/A dated October 18, 2006 and October 31, 2006;

(ii)	for the period ended June 30, 2006, as filed with the Commission on August 7, 2006, and amended by Forms 10-QSB/A dated October 18, 2006 and October 31, 2006; and

(iii)	for the period ended September 30, 2006, as filed with the Commission on November 14, 2006.

•
the Company’s current reports on Form 8-K (File No. 000-25170) filed with the Commission on January 17, 2006, January 20, 2006, January 23, 2006, February 3, 2006, February 3, 2006, February 6, 2006, February 6, 2006, February 8, 2006, February 10, 2006, February 13, 2006, February 15, 2006, February 15, 2006, February 16, 2006, March 2, 2006, March 28, 2006, April 3, 2006, April 14, 2006, April 19, 2006, May 23, 2006, June 6, 2006, June 22, 2006, July 14, 2006, July 19, 2006, July 19, 2006, October 12, 2006, November 2, 2006, November 8, 2006, November 13, 2006, and November 15, 2006;

•
the description of the Company’s Common Stock contained in the Company’s Registration Statement on Form 10 filed with the Commission on November 22, 1994, including any amendment or report filed for the purpose of updating such description;

•
All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") since the end of the fiscal year covered by Company’s Annual Report on Form 10-KSB referred to above; and

•
The description of the Company’s common stock, contained in the Registrant’s Registration Statements on Form SB-2 (Registration No. 333-137176) dated September 8, 2006 (as amended by Forms SB-2/A dated October 18, 2006, October 19, 2006, October 27, 2006, and October 30, 2006), and Form 8-A dated May 22, 2006, including any amendments or reports filed for the purpose of updating that description.

All documents filed subsequent to the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modi-fied or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

In accordance with Utah law, our articles of incorporation eliminate or limit the liability of any of our directors to us or to our shareholders for monetary damages for any action taken or any failure to take any action as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the corporation or the shareholders; (c) specified unlawful distributions; or (d) an intentional violation of criminal law.

In addition, in Utah, unless a corporation's articles of incorporation provide otherwise:

(1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, to the same extent as a director of the corporation;

(2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

(3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Our officers and directors are accountable to us as fiduciaries, which mean they are required to exercise good faith and fairness in all dealings affecting us. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to us, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Shareholders who have suffered losses in connection with the purchase or sale of their interest in us in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit
Number

4(a)
Restated Articles of Incorporation of the Registrant (filed as an exhibit to the Registrant's Form 10-QSB for the period ended June 30, 2006, which Form 10-QSB was filed with the Commission on August 7, 2006, and incorporated herein by reference).

4(b)
Amended and Restated Bylaws of the Registrant (filed as an exhibit to the Registrant's Form 10-QSB for the period ended June 30, 2006, which Amended and Restated Bylaws were filed with the Commission on August 7, 2006, and incorporated herein by reference).

5	Opinion and consent of Fraser Trebilcock Davis & Dunlap, P.C., counsel to the Company, as to the legality of the securities being offered.*

15	Awareness Letter from Rachlin Cohen & Holtz LLP.*

23(a)	Consent of Ralph E. Davis Associates, Inc.*

23(b)	Consent of Data & Consulting Services, Division of Schlumberger Technology Corporation.*

23(c)	Consent of Netherland, Sewell & Associates, Inc.*

23(d)	Consent of Rachlin Cohen & Holtz LLP*

23(e)	Consent of Fraser Trebilcock Davis & Dunlap, P.C. (contained in Exhibit 5).*

24	Power of Attorney (contained in the signature page to this Registration Statement).

99.1
Equity Compensation Plan for Non-Employee Directors (filed as an exhibit to the Registrant's Form S-8 Registration statement, which Form S-8 was filed with the Commission on May 15, 2006, and incorporated herein by reference).

99.2
Aurora Energy Ltd. 1997 Stock Option Plan (filed as an exhibit to the Registrant's Form S-8 Registration statement, which Form S-8 was filed with the Commission on May 15, 2006, and incorporated herein by reference).

*Filed herewith

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the ini-tial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Traverse City, State of Michigan, on December 22, 2006.

AURORA OIL & GAS CORPORATION

By:	/s/ William W. Deneau
William W. Deneau, President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of William W. Deneau and Ronald E. Huff his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William W. Deneau William W. Deneau	President and Director (Principal Executive Officer)	December 22, 2006
/s/ Ronald E. Huff Ronald E. Huff	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	December 22, 2006
/s/ Kevin D. Stulp Kevin D. Stulp	Director	December 22, 2006
/s/ Richard Deneau Richard Deneau	Director	December 22, 2006
/s/ Gary J. Myles Gary J. Myles	Director	December 22, 2006
/s/ Earl V. Young Earl V. Young	Director	December 22, 2006

EXHIBIT INDEX

Exhibit
Number

4(a)
Restated Articles of Incorporation of the Registrant (filed as an exhibit to the Registrant's Form 10-QSB for the period ended June 30, 2006, which Form 10-QSB was filed with the Commission on August 7, 2006, and incorporated herein by reference).

4(b)
Amended and Restated Bylaws of the Registrant (filed as an exhibit to the Registrant's Form 10-QSB for the period ended June 30, 2006, which Amended and Restated Bylaws were filed with the Commission on August 7, 2006, and incorporated herein by reference).

5	Opinion and consent of Fraser Trebilcock Davis & Dunlap, P.C., counsel to the Company, as to the legality of the securities being offered.*

15	Awareness Letter from Rachlin Cohen & Holtz LLP.*

23(a)	Consent of Ralph E. Davis Associates, Inc.*

23(b)	Consent of Data & Consulting Services, Division of Schlumberger Technology Corporation.*

23(c)	Consent of Netherland, Sewell & Associates, Inc.*

23(d)	Consent of Rachlin Cohen & Holtz LLP*

23(e)	Consent of Fraser Trebilcock Davis & Dunlap, P.C. (contained in Exhibit 5).*

24	Power of Attorney (contained in the signature page to this Registration Statement).

99.1
Equity Compensation Plan for Non-Employee Directors (filed as an exhibit to the Registrant's Form S-8 Registration statement, which Form S-8 was filed with the Commission on May 15, 2006, and incorporated herein by reference).

99.2
Aurora Energy Ltd. 1997 Stock Option Plan (filed as an exhibit to the Registrant's Form S-8 Registration statement, which Form S-8 was filed with the Commission on May 15, 2006, and incorporated herein by reference).

*Filed herewith